

Mail Stop: 3561

May 31, 2018

Via E-Mail
Mr. Jeremy J. Harrison
Principal Financial Officer
Foresight Energy LP
211 North Broadway, Suite 2600
Saint Louis, MO 63102

  Re: Foresight Energy LP
    Form 10-K for the Fiscal Year Ended December 31, 2017
    Response Dated May 14, 2018
    File No. 001-36503

Dear Mr. Harrison:

  We have reviewed your May 14, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 11, 2018 letter.

Form 10-K for the Fiscal Year Ended December 31, 2017
Financial Statements
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Impairment of Depreciable Assets, page 77

1. In your response to Comment 1, you state that the decrease in your mineral reserves from 3.052 billion tons in 2015 to 2.099 billion tons in 2016 was primarily due to the removal of 545 million clean recoverable tons at Hillsboro and 389 million clean recoverable tons at Macoupin from your table of estimated recoverable and initially assigned coal reserves. Please tell us if you assessed whether this decrease in reserves represented an indicator of impairment of your long-lived assets at Hillsboro and Macoupin mines in fiscal 2016 and describe the results of any impairment tests that you performed. To the extent that you did not perform impairment tests related to this potential triggering event,

please tell us why you believe testing was not necessary. In addition, please tell us how these declines in reserves were factored into your determination of fair value of the underlying assets of Hillsboro and Macoupin upon application of pushdown accounting. Please refer to the guidance in FASB ASC 360-10-35-21.

3. Recent Transactions and Events
Pushdown Accounting, page 82

2.   In your response to comment 4 you state that "the pushdown accounting adjustments to record the assets and liabilities of the Partnership to fair value did not result in any goodwill and that any bargain purchase gains that may have been recognized by the acquirer were recorded as an increase to the Partnership's net assets, with a corresponding adjustment to Partners' Capital in accordance with ASC 805-50-30-11." Please confirm whether the acquirer recorded any goodwill as a result of the acquisition and if true, explain your basis for excluding the goodwill in applying pushdown accounting, providing the authoritative literature that supports your view.

You may contact Joanna Lam at (202) 551-3476 or me at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Branch Chief
Office of Beverages, Apparel, and Mining